SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States Dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA (formerly IEASA)	Energía Argentina S.A. (formerly Integración Energética Argentina S.A.)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IWPI	Internal Wholesale Price Index
JO	Joint operation
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	Argentine General Corporations Law (Ley General de Sociedades de la República Argentina) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MBtu	Million British thermal units
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States Dollar
US$/Bbl	Dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year number 46

Beginning on January 1, 2022.

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 (UNAUDITED) (Amounts expressed in millions of pesos)

	Notes	September 30, 2022	December 31, 2021
ASSETS
Non-current assets
Intangible assets	8	60,612	43,014
Property, plant and equipment	9	2,447,475	1,642,259
Right-of-use assets	10	73,535	53,260
Investments in associates and joint ventures	11	274,672	156,925
Deferred income tax assets, net	18	911	1,921
Other receivables	13	6,645	19,549
Trade receivables	14	1,478	4,363
Investment in financial assets	15	29,616	2,534

Total non-current assets		2,894,944	1,923,825

Current assets
Assets held for disposal		-	103
Inventories	12	294,515	153,927
Contract assets	25	184	1,360
Other receivables	13	90,342	63,259
Trade receivables	14	246,349	133,904
Investment in financial assets	15	73,676	51,012
Cash and cash equivalents	16	122,793	62,678

Total current assets		827,859	466,243

TOTAL ASSETS		3,722,803	2,390,068

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		9,561	10,504
Reserves, other comprehensive income and retained earnings		1,465,214	829,388

Shareholders’ equity attributable to shareholders of the parent company		1,474,775	839,892

Non-controlling interest		14,807	8,226

TOTAL SHAREHOLDERS’ EQUITY		1,489,582	848,118

LIABILITIES
Non-current liabilities
Provisions	17	375,160	258,478
Deferred income tax liabilities, net	18	117,200	185,179
Income tax liability	18	4,858	3,026
Taxes payable	19	194	201
Salaries and social security	20	556	3,262
Lease liabilities	21	36,316	28,335
Loans	22	902,880	670,535
Other liabilities	23	1,239	968
Accounts payable	24	1,185	888

Total non-current liabilities		1,439,588	1,150,872

Current liabilities
Provisions	17	26,201	19,297
Contract liabilities	25	37,362	13,329
Income tax liability	18	141,367	1,336
Taxes payable	19	36,226	14,671
Salaries and social security	20	36,121	23,459
Lease liabilities	21	40,454	27,287
Loans	22	126,107	86,680
Other liabilities	23	1,492	3,468
Accounts payable	24	348,303	201,551

Total current liabilities		793,633	391,078

TOTAL LIABILITIES		2,233,221	1,541,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,722,803	2,390,068

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

(Amounts expressed in millions of pesos, except per share information, expressed in pesos)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
	Notes	2022	2021	2022	2021
Net income
Revenues	25	1,685,620	904,321	719,440	353,558
Costs	26	(1,241,107)	(722,825)	(527,339)	(275,354)

Gross profit		444,513	181,496	192,101	78,204

Selling expenses	27	(125,565)	(73,335)	(53,453)	(27,369)
Administrative expenses	27	(58,369)	(31,559)	(24,377)	(11,522)
Exploration expenses	27	(5,269)	(1,926)	(2,593)	(963)
Impairment of property, plant and equipment	9	(14,108)	-	(14,108)	-
Other net operating results	28	(4,985)	2,955	(2,158)	3,286

Operating profit		236,217	77,631	95,412	41,636

Income from equity interests in associates and joint ventures	11	46,732	10,913	19,038	4,358

Financial income	29	173,132	57,035	87,286	15,374
Financial loss	29	(190,023)	(97,633)	(86,026)	(29,862)
Other financial results	29	28,827	17,482	15,478	6,535

Net financial results	29	11,936	(23,116)	16,738	(7,953)

Net profit before income tax		294,885	65,428	131,188	38,041

Income tax	18	(82,223)	(90,966)	(39,006)	(15,070)

Net profit / (loss) for the period		212,662	(25,538)	92,182	22,971

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(21,395)	(5,762)	(10,680)	(1,251)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		36,770	14,452	17,568	4,694
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		414,370	118,653	215,184	23,338

Other comprehensive income for the period		429,745	127,343	222,072	26,781

Total comprehensive income for the period		642,407	101,805	314,254	49,752

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		211,586	(24,583)	91,896	22,500
Non-controlling interest		1,076	(955)	286	471
Other comprehensive income for the period attributable to:
Shareholders of the parent company		424,240	125,081	219,559	26,084
Non-controlling interest		5,505	2,262	2,513	697
Total comprehensive income for the period attributable to:
Shareholders of the parent company		635,826	100,498	311,455	48,584
Non-controlling interest		6,581	1,307	2,799	1,168
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	538.25	(62.60)	233.72	57.33

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency. See accounting policy in Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

(Amounts expressed in millions of pesos)

	For the nine-month period ended September 30, 2022
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Accrual of share-based benefit plans (3)	-	-	-	-	117		-	-	-	117
Repurchase of treasury shares	(5)	(7)	5	7	-		(847)	-	-	(847)
Settlement of share-based benefit plans (2)	3	7	(3)	(7)	(355)		239	(97)	-	(213)
As decided by the Shareholders’ Meeting held on April 29, 2022 (4)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,929	6,095	4	6	134		(1,101)	(146)	640	9,561

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	-	-	-	883,589		(56,208)	839,892	8,226	848,118
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	117	-	117
Repurchase of treasury shares	-	-	-	-	-		-	(847)	-	(847)
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(213)	-	(213)
As decided by the Shareholders’ Meeting held on April 29, 2022 (4)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	424,240		-	424,240	5,505	429,745
Net profit	-	-	-	-	-		211,586	211,586	1,076	212,662

Balance at the end of the period	2,007	-	-	-	1,307,829	(1)	155,378	1,474,775	14,807	1,489,582

(1)

Includes 1,301,291 corresponding to the effect of the translation of the financial statements of YPF and, (67,629) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 74,167 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, as detailed in Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)	See Note 31.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED) (cont.)

(Amounts expressed in millions of pesos)

	For the nine-month period ended September 30, 2021
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	6,088	7	13	(144)		502	(647)	640	10,385
Accrual of share-based benefit plans (3)	-	-	-	-	292		-	-	-	292
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	343		(995)	432	-	(220)
As decided by the Shareholders’ Meeting held on April 30, 2021 (4)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net loss	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,931	6,095	2	6	491		(493)	(215)	640	10,457

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	3,700	8,934	550	721,303		(69,649)	677,230	6,165	683,395
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	292	-	292
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(220)	-	(220)
As decided by the Shareholders’ Meeting held on April 30, 2021 (4)	-	(3,700)	(8,934)	(550)	-		13,184	-	-	-
Other comprehensive income	-	-	-	-	125,081		-	125,081	2,262	127,343
Net loss	-	-	-	-	-		(24,583)	(24,583)	(955)	(25,538)

Balance at the end of the period	2,007	-	-	-	846,384	(1)	(81,048)	777,800	7,472	785,272

(1)

Includes 852,145 corresponding to the effect of the translation of the financial statements of YPF and, (44,454) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 38,693 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, as detailed in Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)	See Note 30 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED) (Amounts expressed in millions of pesos)

	For the nine-month period ended September 30,
	2022	2021
Cash flows from operating activities
Net profit / (loss)	212,662	(25,538)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(46,732)	(10,913)
Depreciation of property, plant and equipment	226,938	202,975
Depreciation of right-of-use assets	18,910	14,074
Amortization of intangible assets	4,295	3,485
Retirement of property, plant and equipment and intangible assets and consumption of materials	35,915	22,706
Charge on income tax	82,223	90,966
Net increase in provisions	31,248	17,978
Impairment of property, plant and equipment	14,108	-
Exchange differences, interest and other	(5,019)	25,155
Share-based benefit plans	574	292
Result from debt exchange	-	(1,855)
Result from the assignment of areas	-	(1,499)
Result from sale of assets	-	(5,549)
Changes in assets and liabilities:
Trade receivables	(63,891)	(25,352)
Other receivables	(8,600)	(5,912)
Inventories	(61,767)	(19,551)
Accounts payable	49,781	5,799
Taxes payables	15,725	1,275
Salaries and social security	2,804	304
Other liabilities	(2,841)	(6,339)
Decrease in provisions included in liabilities due to payment/use	(13,367)	(4,127)
Contract assets	1,060	(265)
Contract liabilities	23,934	10,815
Dividends received	7,796	3,794
Proceeds from collection of profit loss insurance	116	515
Income tax payments	(972)	(387)

Net cash flows from operating activities (1) (2)	524,900	292,846

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(322,612)	(158,792)
Contributions and acquisitions of interests in associates and joint ventures	(40)	-
Proceeds from financial assets	49,261	30,512
Payments from purchases of financial assets	(77,340)	(51,287)
Interests received from financial assets	6,042	3,696
Proceeds from sales of assets	723	3,010

Net cash flows used in investing activities	(343,966)	(172,861)

Financing activities: (3)
Payments of loans	(85,115)	(120,045)
Payments of interests	(58,140)	(47,674)
Proceeds from loans	45,068	73,788
Account overdraft, net	(794)	-
Repurchase of treasury shares	(847)	-
Payments of leases	(31,130)	(20,971)
Payments of interests in relation to income tax	(665)	(47)

Net cash flows used in financing activities	(131,623)	(114,949)

Translation differences on cash and cash equivalents	10,804	1,844

Increase in cash and cash equivalents	60,115	6,880

Cash and cash equivalents at the beginning of the fiscal year	62,678	54,618
Cash and cash equivalents at the end of the period	122,793	61,498

Increase in cash and cash equivalents	60,115	6,880

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)

Includes 18,740 and 8,654 for the nine-month period ended September 30, 2022 and 2021, respectively, for payment of short-term leases and of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month period ended September 30,
	2022	2021
Unpaid acquisitions of property, plant and equipment	59,949	21,380
Additions of right-of-use assets	22,686	14,225
Capitalization of depreciation of right-of-use assets	5,174	2,987
Capitalization of financial accretion for lease liabilities	1,398	850

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of pesos, except for shares and per share amounts expressed in pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2022:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 35.c.3) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (cont.)

Organization of the business

As of September 30, 2022, the Group carries out its operations in accordance with the following structure:

-	Upstream;

-	Gas and Power;

-	Downstream;

-	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients are mainly located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the nine-month period ended September 30, 2022 are presented in accordance with IAS No. 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2021 (the “annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS 19,550 and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 9, 2022.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2022 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Profit for the nine-month period ended September 30, 2022 does not necessarily reflect the proportion of the Group’s full-year Net Profit.

2.b) Significant Accounting Policies

The significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the dollar as its functional currency. Additionally, according to CNV General Resolution No. 562, YPF must present its financial statements in pesos.

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the peso as functional currency were translated into dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in Other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2022

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2022, as specified in Note 2.b.26) to the annual consolidated financial statements.

Standards and interpretations issued as from January 1, 2022 by the IASB whose implementation is not mandatory as of the closing of these condensed interim consolidated financial statements and, therefore, have not been adopted by the Group

•	Amendments to IFRS 16 - Leases

In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable to fiscal years beginning on or after January 1, 2024, retroactively, enabling their early application.

Pursuant to this amendment to IFRS 16, a seller-lessee is required to measure lease liabilities arising from a sale and leaseback transaction without recognizing a gain or loss for the right-of-use it retains, and is not prevented from recognizing a gain or loss for the total or partial termination of the lease.

As of the date of these condensed interim consolidated financial statements, the Group anticipates that the application of the amendments mentioned above will not significantly affect its financial statements.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements.

Review of impairment indicators of property, plant and equipment

As explained in Notes 2.b.8) and 2.b.9) to the annual consolidated financial statements, as a general criteria, the method used to estimate the recoverable amount of property, plant and equipment consists of estimating the value-in-use based on the future expected cash flows arising from the use of such assets, discounted at a rate that reflects the weighted average cost of the capital employed.

Regarding interim periods, IAS 34 requires entities to apply the impairment testing. When an entity has previously recognized impairment losses, it is necessary to review the detailed calculations made at the end of the period if the indicators that gave rise to such losses continue to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or reversals since the end of the last fiscal year and determine whether it has to proceed or not with such testing.

The Group continuously monitors business perspectives in the market it operates. In general, the Group analyzes macroeconomic variables, such as price index, devaluation and, in particular for the local natural gas market, the demand volume to be satisfied and domestic prices.

As of September 30, 2022, based on the evolution of variables and the methodology mentioned above, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas – Austral Basin of 14,108 (9,170 net of the income tax), mainly generated by production cost increases. The discount rate after taxes used as of September 30, 2022 was 14.63%, the recoverable amount after taxes as of such date of the CGU Gas – Austral Basin being 10,421.

The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2021 and to the nine-month period ended September 30, 2021 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, certain additional disclosures of non-significant information have been made.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Therefore, the Group is subject to seasonal fluctuations in its sales volumes and sales prices, with higher natural gas sales in winter at a higher price.

4.	ACQUISITIONS AND DISPOSITIONS

During the nine-month period ended September 30, 2022, there were no significant acquisitions and dispositions.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2022, there were no significant changes in the administration or risk management policies implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others (see Notes 16, 32 and 33 to the annual consolidated financial statements).

The Group monitors compliance with covenants on a quaterly basis. As of September 30, 2022, the Group is in compliace with its covenants.

Additionally, it should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the debt and interest service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratios, as of September 30, 2022.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, exploitation and production of oil and natural gas.

Revenue is generated from: (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates revenue from the development of activities relating to: (i) the natural gas transportation to third parties and the Downstream segment, and its commercialization; (ii) the commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) the conditioning and processing of gas; (iv) the distribution of natural gas; and (v) the separation of natural gas and generation of electric power through its investments in associates and joint ventures.

On January 1, 2022, certain assets related to gas transportation, conditioning and processing for the separation of gasoline, propane and butane, which were previously managed by the Upstream segment, were grouped into the new CGU Midstream Gas within the Gas and Power segment. Because it is a new gas liquid management model that did not exist in previous years, no retroactive effect has been given to business segment information. In addtion, the assets transferred and operating results are not significant.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including stimulus plans for natural gas production in force (see Note 35.d) to the annual consolidated financial statements), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals, International Commerce and Transportation, Lubricants and Specialties, and Sales to Companies businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, nor do they constitute reportable business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices. Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION (cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the nine-month period ended September 30, 2022
Revenues from sales	4,449		234,728	1,420,948	38,724	(13,229)	1,685,620
Revenues from intersegment sales	638,058		36,657	10,497	78,301	(763,513)	-

Revenues	642,507		271,385	1,431,445	117,025	(776,742)	1,685,620

Operating profit / (loss)	103,934		12,033	157,732	(33,620)	(3,862)	236,217
Income from equity interests in associates and joint ventures	-		21,756	24,976	-	-	46,732
Depreciation of property, plant and equipment	171,574	(2)	5,103	41,385	8,876	-	226,938
Impairment of property, plant and equipment (3)	14,108		-	-	-	-	14,108
Acquisition of property, plant and equipment	268,152		6,123	62,009	15,032	-	351,316

Balance as of September 30, 2022
Assets	1,584,251		449,501	1,387,975	329,373	(28,297)	3,722,803

For the nine-month period ended September 30, 2021
Revenues from sales	4,920		148,937	737,186	21,128	(7,850)	904,321
Revenues from intersegment sales	391,431		11,877	3,728	31,906	(438,942)	-

Revenues	396,351		160,814	740,914	53,034	(446,792)	904,321

Operating profit / (loss)	22,068		927	72,735	(10,693)	(7,406)	77,631
Income from equity interests in associates and joint ventures	-		6,767	4,146	-	-	10,913
Depreciation of property, plant and equipment	163,588	(2)	1,996	31,716	5,675	-	202,975
Impairment of property, plant and equipment (3)	-		-	-	-	-	-
Acquisition of property, plant and equipment	137,072		1,391	23,110	3,745	-	165,318

Balance as of December 31, 2021
Assets	1,075,503		266,056	879,985	182,180	(13,656)	2,390,068

(1)	Corresponds to the elimination among segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	See Notes 2.c) and 9.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2022 and December 31, 2021, and their allocation to their fair value levels:

	As of September 30, 2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	8,252	-	-	8,252

	8,252	-	-	8,252

Cash and cash equivalents:
- Mutual funds	44,361	-	-	44,361

	44,361	-	-	44,361

	52,613	-	-	52,613

	As of December 31, 2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	10,032	-	-	10,032

	10,032	-	-	10,032

Cash and cash equivalents:
- Mutual funds	30,189	-	-	30,189

	30,189	-	-	30,189

	40,221	-	-	40,221

(1)	See Note 15.

The Group has no financial liabilities measured at fair value with change in results.

Fair value estimates

For the nine-month period ended September 30, 2022, the macroeconomic scenario has significantly changed, mainly driven by the increase in country risk and the consequent fall in the price of public securities, which affected the Group’s financial instruments measured at fair value.

During the nine-month period ended September 30, 2022, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 740,323 and 562,653 as of September 30, 2022 and December 31, 2021, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	September 30, 2022	December 31, 2021
Net book value of intangible assets	66,461	47,474
Provision for impairment of intangible assets	(5,849)	(4,460)

	60,612	43,014

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	-	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

Cost
Increases	2,380	34	694	3,108
Translation effect	16,547	2,739	7,495	26,781
Adjustment for inflation (1)	-	-	2,028	2,028
Decreases, reclassifications and other movements	-	(2,199)	158	(2,041)

Accumulated amortization
Increases	3,485	-	1,348	4,833
Translation effect	11,623	-	6,718	18,341
Adjustment for inflation (1)	-	-	473	473
Decreases, reclassifications and other movements	-	-	-	-

Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	-	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

Cost
Increases	2,103	-	384	2,487
Translation effect	40,906	6,086	16,218	63,210
Adjustment for inflation (1)	-	-	4,441	4,441
Decreases, reclassifications and other movements	-	(66)	-	(66)

Accumulated amortization
Increases	2,471	-	1,824	4,295
Translation effect	29,448	-	15,867	45,315
Adjustment for inflation (1)	-	-	1,475	1,475
Decreases, reclassifications and other movements	-	-	-	-

Cost	136,133	20,030	66,748	222,911
Accumulated amortization	98,371	-	58,079	156,450

Balance as of September 30, 2022	37,762	20,030	8,669	66,461

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the peso as functional currency which was charged to Other comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2022	December 31, 2021
Net book value of property, plant and equipment	2,556,061	1,721,628
Provision for obsolescence of materials and equipment	(18,021)	(12,576)
Provision for impairment of property, plant and equipment	(90,565)	(66,793)

	2,447,475	1,642,259

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	107,764	3,879,215	683,186	38,319	89,726	223,909	3,898	62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191	400,536	26,699	-	-	-	53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	282,650	11,620	89,726	223,909	3,898	8,830	38,889	30,527	16,085	1,456,148

Cost
Increases	522	3,896	4,548	589	61,152	186,030	2,092	91	-	-	1,068	259,988
Translation effect	21,309	867,307	153,012	7,842	16,918	46,760	702	13,923	24,027	-	11,391	1,163,191
Adjustment for inflation (1)	6,839	-	-	1,734	749	5,093	-	1,049	-	32,652	6,712	54,828
Decreases, reclassifications and other movements	1,533	150,411	13,746	1,813	(60,031)	(172,436)	(2,464)	4,848	5,026	5,360	4,539	(47,655)

Accumulated depreciation
Increases	2,526	234,245	33,888	2,163	-	-	-	5,206	6,331	1,931	2,670	288,960
Translation effect	10,021	722,567	91,187	5,487	-	-	-	11,898	15,415	-	8,731	865,306
Adjustment for inflation (1)	3,545	-	-	1,121	-	-	-	961	-	17,102	5,118	27,847
Decreases, reclassifications and other movements	(541)	(14,973)	(127)	(851)	-	-	-	18	(42)	(561)	(164)	(17,241)

Cost	137,967	4,900,829	854,492	50,297	108,514	289,356	4,228	82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030	525,484	34,619	-	-	-	72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	329,008	15,678	108,514	289,356	4,228	10,658	46,238	50,067	23,440	1,721,628

Cost
Increases	62	-	5,111	955	83,618	253,754	3,089	113	-	-	4,614	351,316
Translation effect	51,505	2,168,353	377,318	19,580	45,314	123,766	1,377	34,842	59,405	-	27,887	2,909,347
Adjustment for inflation (1)	13,974	-	-	3,862	1,436	4,502	-	2,297	-	67,465	16,648	110,184
Decreases, reclassifications and other movements	2,681	156,943	24,611	984	(69,973)	(160,750)	(3,315)	2,267	2,332	1,162	242	(42,816)

Accumulated depreciation
Increases	2,724	188,623	32,334	2,312	-	-	-	5,456	6,001	2,303	3,062	242,815
Translation effect	25,073	1,833,609	235,622	13,633	-	-	-	31,186	39,808	-	21,606	2,200,537
Adjustment for inflation (1)	7,360	-	-	2,565	-	-	-	2,038	-	34,385	10,865	57,213
Decreases, reclassifications and other movements	(39)	(4,752)	(55)	(752)	-	-	-	8	(939)	(362)	(76)	(6,967)

Cost	206,189	7,226,125	1,261,532	75,678	168,909	510,628	5,379	122,235	197,209	170,738	138,017	10,082,639
Accumulated depreciation	102,443	6,144,510	793,385	52,377	-	-	-	110,746	134,104	88,370	100,643	7,526,578

Balance as of September 30, 2022	103,746	1,081,615	468,147	23,301	168,909	510,628	5,379	11,489	63,105	82,368	37,374	2,556,061

(1)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to Other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the nine-month period ended September 30, 2022 and 2021, the rate of capitalization was 8.30% and 8.52%, respectively, and the amount capitalized amounted to 1,041 and 783, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2022 and the year ended December 31, 2021:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2020	11,267

Increases charged to profit or loss	593
Decreases charged to profit or loss	(1,676)
Applications due to utilization	(98)
Translation differences	2,485
Adjustment for inflation (1)	5

Balance as of December 31, 2021	12,576

Increases charged to profit or loss	218
Decreases charged to profit or loss	-
Applications due to utilization	(264)
Translation differences	5,437
Adjustment for inflation (1)	54

Balance as of September 30, 2022	18,021

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the peso as functional currency which was charged to Other comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2022 and the year ended December 31, 2021:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2020	65,354

Increases charged to profit or loss (1)	9,776
Applications due to utilization	(36)
Depreciation (3)	(21,274)
Translation differences	12,820
Adjustment for inflation (4)	236
Transfers and other movements	(83)

Balance as of December 31, 2021	66,793

Increases charged to profit or loss (2)	14,108
Applications due to utilization	-
Depreciation (3)	(15,877)
Translation differences	25,049
Adjustment for inflation (4)	492
Transfers and other movements	-

Balance as of September 30, 2022	90,565

(1)	See Note 2.c) to the annual consolidated financial statements.
(2)	See Note 2.c).
(3)	Included in “Depreciation of property, plant and equipment” in Note 27.
(4)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the peso as functional currency which was charged to Other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	1,350	27,377	25,038	7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741	2,198	11,510	36,589

Balance as of December 31, 2020	622	14,965	15,297	5,506	7,691	44,081

Cost
Increases	1,734	3,843	2,702	1,098	18,368	27,745
Translation differences	295	6,101	5,509	1,391	4,414	17,710
Adjustment for inflation (1)	18	-	-	614	-	632
Decreases, reclassifications and other movements	-	(1,213)	(4,441)	(531)	(10,625)	(16,810)

Accumulated depreciation
Increases	208	7,720	6,400	1,089	7,949	23,366
Translation differences	172	3,288	2,611	425	2,514	9,010
Adjustment for inflation (1)	17	-	-	256	-	273
Decreases, reclassifications and other movements	-	(707)	(1,930)	(230)	(9,684)	(12,551)

Cost	3,397	36,108	28,808	10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822	3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986	6,538	19,069	53,260

Cost
Increases	10	12,463	2,208	609	7,396	22,686
Translation differences	1,417	17,320	12,626	3,587	15,006	49,956
Adjustment for inflation (1)	46	-	-	1,431	-	1,477
Decreases, reclassifications and other movements	(161)	(214)	(479)	(353)	(3,174)	(4,381)

Accumulated depreciation
Increases	866	6,837	5,006	1,100	10,275	24,084
Translation differences	684	11,294	8,360	1,327	7,377	29,042
Adjustment for inflation (1)	44	-	-	674	-	718
Decreases, reclassifications and other movements	(161)	(214)	(479)	(353)	(3,174)	(4,381)

Cost	4,709	65,677	43,163	15,550	50,586	179,685
Accumulated depreciation	2,558	40,630	29,709	6,486	26,767	106,150

Balance as of September 30, 2022	2,151	25,047	13,454	9,064	23,819	73,535

(1)	Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to Other comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Amount of investments in associates	24,928	16,450
Amount of investments in joint ventures	249,744	140,475

	274,672	156,925

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the nine-month period ended September 30, 2022 and the year ended December 31, 2021 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2020	107,112

Acquisitions and contributions	-
Income on investments in associates and joint ventures	26,977
Translation differences	24,801
Distributed dividends	(5,499)
Adjustment for inflation (1)	3,534

Balance as of December 31, 2021	156,925

Acquisitions and contributions	159
Income on investments in associates and joint ventures	46,732
Translation differences	72,770
Distributed dividends	(7,796)
Adjustment for inflation (1)	5,882

Balance as of September 30, 2022	274,672

(1)	Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to Other comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the nine-month period ended September 30, 2022 and 2021. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
Net income	1,462	1,989	45,270	8,924
Other comprehensive income	7,069	2,831	71,583	18,510

Comprehensive income for the period	8,531	4,820	116,853	27,434

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of September 30, 2022 and December 31, 2021, as well as the results for the nine-month period ended September 30, 2022 and 2021, are detailed below:

	September 30, 2022 (1)	December 31, 2021 (1)
Non-current assets	269,049,329	183,766,965
Current assets	47,638,109	24,849,531

Total assets	316,687,438	208,616,496

Non-current liabilities	119,984,790	80,626,403
Current liabilities	41,381,353	33,210,639

Total liabilities	161,366,143	113,837,042

Total shareholders’ equity	155,321,295	94,779,454

	For the nine-month period ended September 30,
	2022 (1)	2021 (1)
Revenues	43,995,473	30,933,416
Costs	(18,727,252)	(14,371,932)

Gross profit	25,268,221	16,561,484

Operating profit	21,716,241	16,095,624
Income from equity interests in associates and joint ventures	(560,250)	(260,185)
Net financial results	(6,211,139)	(5,011,466)

Net profit before income tax	14,944,852	10,823,973

Income tax	245,555	(9,660,762)

Net profit	15,190,407	1,163,211

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here. The amounts are expressed in thousands of pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

12. INVENTORIES

	September 30, 2022		December 31, 2021
Refined products	207,275		105,123
Crude oil and natural gas	67,437		37,521
Products in process	6,931		3,500
Raw materials, packaging materials and others	12,872		7,783

	294,515	(1)	153,927 (1)

(1) As of September 30, 2022, and December 31, 2021, the cost of inventories does not exceed their net realizable value. 13. OTHER RECEIVABLES
	September 30, 2022			December 31, 2021
	Non-current		Current	Non-current	Current
Receivables from services and sales of other assets	2,051		1,262	2,091	1,950
Tax credit and export rebates	1,988		10,161	15,263	14,616
Loans to third parties and balances with related parties (1)	1,429		2,304	975	1,617
Collateral deposits	2		1,000	2	3,509
Prepaid expenses	1,206		7,528	933	9,000
Advances and loans to employees	103		711	71	411
Advances to suppliers and custom agents (2)	-		36,304	-	15,377
Receivables with partners in JO	1,099		26,719	1,059	14,542
Insurance receivables	-		50	-	148
Miscellaneous	1,001		4,436	707	2,154

	8,879		90,475	21,101	63,324
Provision for other doubtful receivables	(2,234)		(133)	(1,552)	(65)

	6,645		90,342	19,549	63,259

(1) See Note 37 for information about related parties. (2) Includes, among others, advances to customs agents for the payment of taxes and import duties on fuels and goods. 14. TRADE RECEIVABLES
	September 30, 2022			December 31, 2021
	Non-current		Current	Non-current	Current
Accounts receivable and related parties (1) (2)	11,266		258,725	14,151	144,336
Provision for doubtful trade receivables	(9,788)		(12,376)	(9,788)	(10,432)

	1,478		246,349	4,363	133,904

(1)  See Note 37 for information about related parties.

(2)  See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2022 and for the fiscal year ended December 31, 2021:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2020	8,861	(2)	10,519

Increases charged to expenses	927		3,918
Decreases charged to income	-		(1,857)
Applications due to utilization	-		(2,424)
Net exchange and translation differences	-		674
Result from net monetary position (1)	-		(398)

Balance as of December 31, 2021	9,788	(2)	10,432

Increases charged to expenses	-		2,614
Decreases charged to income	-		(783)
Applications due to utilization	-		(765)
Net exchange and translation differences	-		1,334
Result from net monetary position (1)	-		(456)

Balance as of September 30, 2022	9,788	(2)	12,376

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the peso as functional currency which was charged to Other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to Net Income.

(2)

Includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1053/2018. See Note 35.c.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

15. INVESTMENT IN FINANCIAL ASSETS

	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	29,616	53,192	2,225	34,116
Private securities - NO	-	442	309	836
Term deposits (2)	-	11,790	-	6,028

	29,616	65,424	2,534	40,980

Investments at fair value with changes in results
Public securities (1)	-	8,252	-	10,032

	-	8,252	-	10,032

	29,616	73,676	2,534	51,012

(1) See Note 37. (2) Corresponds to term deposits with the BNA. 16. CASH AND CASH EQUIVALENTS

	September 30, 2022	December 31, 2021
Cash and banks	41,647	22,923
Short-term investments (1)	36,785	9,566
Financial assets at fair value with change in results(2)	44,361	30,189

	122,793	62,678

(1)	Includes term deposits with the BNA for 4,854 and 1,075 as of September 30, 2022 and December 31, 2021, respectively.
(2)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2022 and for the fiscal year ended December 31, 2021 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current		Current	Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2020	50,369		1,934	5,531	2,618	130,588	1,581	186,488	6,133

Increases charged to expenses	40,607		199	10,876	-	14,955	-	66,438	199
Decreases charged to income	(4,278)		(3,574)	(12)	-	(9,632)	-	(13,922)	(3,574)
Applications due to utilization	(655)		(676)	-	(2,489)	-	(1,788)	(655)	(4,953)
Reclassifications and other movements	(4,283)		3,938	(6,888)	6,888	(6,567)	9,916	(17,738)	20,742
Net exchange and translation differences	7,758		383	295	6	29,859	361	37,912	750
Result from net monetary position (1)	(45)		-	-	-	-	-	(45)	-

Balance as of December 31, 2021	89,473		2,204	9,802	7,023	159,203	10,070	258,478	19,297

Increases charged to expenses	8,413		10	3,333	-	19,425	-	31,171	10
Decreases charged to income	(4,462)	(2)	-	(53)	-	-	-	(4,515)	-
Applications due to utilization	(188)		(3,301)	-	(4,442)	-	(4,407)	(188)	(12,150)
Reclassifications and other movements	(6,138)	(3)	3,254	(6,063)	6,063	(4,555)	4,555	(16,756)	13,872
Net exchange and translation differences	30,839		936	3,149	8	73,087	4,228	107,075	5,172
Result from net monetary position (1)	(105)		-	-	-	-	-	(105)	-

Balance as of September 30, 2022	117,832		3,103	10,168	8,652	247,160	14,446	375,160	26,201

(1)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the peso as functional currency which was charged to Other comprehensive income and the adjustment for inflation of the period, which was charged to Net Income.

(2)	Includes 3,358 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment for periods 2014-2017.
(3)

Includes 2,374 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017.

Provisions for lawsuits and contingencies are described in Note 16 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2022 are described below:

17.a) Provision for lawsuits and contingencies

17.a.1) Claims arising from restrictions in the natural gas market

●	Transportadora de Gas del Norte S.A. (“TGN”)

On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeal, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeal, and a complaint appeal was filed in relation to this last aspect on April 12, 2022.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

17. PROVISIONS (cont.)

The cases are under review at the CSJN in connection with the extraordinary and the complaint appeals that were filed. The Company will continue to defend itself in compliance with the applicable legal procedure and the available defenses.

17.a.2) Tax claims

●	Dispute over the cost deduction for hydrocarbon well abandonment

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,653, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on March 30, 2022, adhered to the aforementioned plan for fiscal years 2014 to 2017 for 2,374, thus putting an end to the controversy corresponding to those periods.

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year. The amounts calculated for income tax expense for the nine-month period ended September 30, 2022 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the nine-month period ended September 30, 2022 and 2021 is as follows:

	For the nine-month period ended September 30,
	2022		2021
Current income tax	(162,133)		(1,778)
Deferred income tax	77,962		(89,188)

	(84,171)		(90,966)

Income tax - Well abandonment	1,948		-

	(82,223)		(90,966)

The reconciliation between the charge to net income for income tax for the nine-month period ended September 30, 2022 and 2021 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month period ended September 30,
	2022		2021
Net income before income tax	294,885		65,428
Average tax rate	34.88%	(4)	34.66%

Average tax rate applied to net income before income tax	(102,870)		(22,677)
Effect of the valuation of property, plant and equipment and intangible assets, net	65,190		23,454
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(43,956)		(43,919)
Effect of the valuation of inventories	(25,807)		(5,396)
Income on investments in associates and joint ventures	16,356		3,820
Effect of tax rate change	-		(40,704)	(2)
Effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment	1,948	(3)	-
Miscellaneous	6,916		(5,544)

Income tax	(82,223)		(90,966)

(1)	Includes the effect of tax inflation adjustments.
(2)

Corresponds to the effect of the change in the tax rate on initial deferred balances at the estimated rate effective as of the date of their reversal, corresponding to the change established under Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.

(3)	See Note 17.
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

18. INCOME TAX (cont.)

Furthermore, breakdown of tax payable and deferred as of September 30, 2022 and December 31, 2021 is as follows:

	September 30, 2022				December 31, 2021
	Non-current		Current		Non-current		Current
Income tax payable	4,858	(2)	141,367	(1)	3,026	(2)	1,336	(1)

(1)

Includes 1,078 and 513 corresponding to the 12 installments of the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of September 30, 2022 and December 31, 2021, respectively. See Note 16 to the annual consolidated financial statements and Note 17 to these condensed interim consolidated financial statements. Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 4,843 and 3,009 corresponding to the remaining installments of the aforementioned regimes as of September 30, 2022 and December 31, 2021, respectively.

	September 30, 2022	December 31, 2021
Deferred tax assets
Provisions and other non-deductible liabilities	41,780	39,028
Tax losses carryforward	344	2,763
Miscellaneous	279	1,637

Total deferred tax assets	42,403	43,428

Deferred tax liabilities
Property, plant and equipment	(102,100)	(156,554)
Adjustment for tax inflation	(44,213)	(66,056)
Miscellaneous	(12,379)	(4,076)

Total deferred tax liabilities	(158,692)	(226,686)

Total Net deferred tax (1)	(116,289)	(183,258)

(1)

Includes (10,993) and (3,751) as of September 30, 2022 and December 31, 2021, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the peso as functional currency which was charged to Other comprehensive income.

As of September 30, 2022 and December 31, 2021 the Group has classified as deferred tax assets 911 and 1,921, respectively, and as deferred tax liability 117,200 and 185,179, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2022 and December 31, 2021, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

As of September 30, 2022 and December 31, 2021, there are no significant deferred tax assets which are not recognized.

19. TAXES PAYABLE

	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
VAT	-	9,659	-	2,002
Withholdings and perceptions	-	6,806	-	3,251
Royalties	-	11,923	-	6,304
Tax on Fuels	-	2,590	-	711
IIBB	-	1,532	-	322
Miscellaneous	194	3,716	201	2,081

	194	36,226	201	14,671

20. SALARIES AND SOCIAL SECURITY
	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Salaries and social security	-	7,827	-	4,955
Bonuses and incentives provision	-	10,031	-	6,874
Vacation provision	-	12,080	-	7,196
Other employee benefits (1)	556	6,183	3,262	4,434

	556	36,121	3,262	23,459

(1) Includes the voluntary retirement plan executed by the Group. 21. LEASE LIABILITIES
	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Lease liabilities	36,316	40,454	28,335	27,287

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

21. LEASE LIABILITIES (cont.)

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2022 and for the fiscal year ended December 31, 2021, are as follows:

Lease liabilities
Balance as of December 31, 2020	46,270

Leases increase	27,745
Leases decrease	(4,352)
Payments	(28,526)
Financial accretion	5,331
Exchange and translation differences, net	9,213
Result from net monetary position (1)	(59)

Balance as of December 31, 2021	55,622

Leases increase	22,686
Leases decrease	-
Payments	(31,130)
Financial accretion	6,622
Exchange and translation differences, net	22,921
Result from net monetary position (1)	49

Balance as of September 30, 2022	76,770

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to Other comprehensive income and the adjustment for inflation of the period, which was charged to Net Income.

22. LOANS

					September 30, 2022		December 31, 2021
	Interest rate (1)			Maturity	Non-current	Current	Non-current	Current
Pesos:
NO (4)	53.18%	-	68.20%	2022-2024	10,189	1,183	6,897	5,700
Loans	57.15%	-	57.20%	2022-2024	7,353	2,872	13,955	7,220
Account overdraft		-		-	-	-	-	794

					17,542	4,055	20,852	13,714

Currencies other than the peso:
NO (2) (3)	2.00%	-	10.00%	2022-2047	848,115	87,132	636,822	55,517
Export pre-financing	1.50%	-	5.50%	2022-2023	601	5,766	1,256	4,358
Imports financing	6.00%	-	7.75%	2023	-	2,967	-	330
Loans	2.68%	-	17.99%	2022-2027	36,622	26,187	11,605	12,761

					885,338	122,052	649,683	72,966

					902,880	126,107	670,535	86,680

(1)	Nominal annual interest rate as of September 30, 2022.
(2)

Includes 77,028 and 61,811 as of September 30, 2022 and December 31, 2021, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(3)	Disclosed net of 1,275 and 360 of nominal value as of September 30, 2022 and December 31, 2021, respectively, corresponding to YPF’s own NO repurchased through open market transactions.
(4)	Includes 4,602 as of December 31, 2021 of nominal value of NO that were canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2022 and for the fiscal year ended December 31, 2021:

Loans
Balance as of December 31, 2020	678,306

Proceeds from loans	91,512
Payments of loans	(155,902)
Payments of interest	(58,454)
Account overdraft, net	794
Accrued interest (1)	66,950
Net exchange differences and translation	136,280
Result from debt exchange (2)	(1,855)
Result from net monetary position (3)	(416)

Balance as of December 31, 2021	757,215

Proceeds from loans	45,068
Payments of loans	(85,115)
Payments of interest	(58,140)
Account overdraft, net	(794)
Accrued interest (1)	63,389
Net exchange differences and translation	308,390
Result from net monetary position (3)	(1,026)

Balance as of September 30, 2022	1,028,987

(1)	Includes capitalized financial costs.
(2)	See Note 21 to the annual consolidated financial statements.
(3)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the peso as functional currency which was charged to Other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to Net Income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2022		December 31, 2021
Month	Year	Principal Value		Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current
YPF
-	1998	US$	15	-	Fija	10.00%	2028	2,182	92	1,521	26
April, February, October	2014/15/16	US$	1,522	Clase XXVIII	Fija	8.75%	2024	50,984	38,238	62,193	28,598
September	2014	$	1,000	Clase XXXIV	BADLAR + 0.1%	68.20%	2024	167	170	334	213
April	2015	US$	1,500	Clase XXXIX	Fija	8.50%	2025	166,619	2,439	116,140	4,167
October	2015	$	2,000	Clase XLIII	BADLAR	53.18%	2023	667	981	667	755
May	2017	$	4,602	Clase LII	-	-	-	-	-	-	4,712
July, December	2017	US$	1,000	Clase LIII	Fija	6.95%	2027	120,404	1,560	83,658	2,531
December	2017	US$	750	Clase LIV	Fija	7.00%	2047	77,923	1,603	54,702	154
June	2019	US$	500	Clase I	Fija	8.50%	2029	58,459	1,312	40,740	39
June	2020	US$	78	Clase XII	-	-	-	-	-	-	7,688
July	2020	US$	543	Clase XIII	Fija	8.50%	2025	18,706	12,550	21,652	9,353
December, February	2020/21	US$	143	Clase XIV	Fija	2.00%	2023	20,464	29	14,701	22
February	2021	US$	775	Clase XVI	Fija	4.00%	2026	87,117	26,361	75,944	899
February	2021	US$	748	Clase XVII	Fija	2.50%	2029	108,575	2,333	73,484	18
February	2021	US$	576	Clase XVIII	Fija	1.50%	2033	80,117	-	52,658	1,015
February	2021	$	4,128	Clase XIX	Fija	3.50%	2024	9,356	31	5,896	20
July	2021	US$	384	Clase XX	Fija	5.75%	2032	56,564	616	39,429	1,007

								858,304	88,315	643,719	61,217

(1)	Nominal annual Interest rate as of September 30, 2022.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER LIABILITIES

	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Extension of concessions	1,118	1,210	823	824
Liabilities for contractual claims	121	134	145	2,618	(1)
Miscellaneous	-	148	-	26

	1,239	1,492	968	3,468

(1) See Note 34.d) to the annual consolidated financial statements. 24. ACCOUNTS PAYABLE
	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Trade payable and related parties(1)	919	342,619	752	193,159
Guarantee deposits	120	833	44	677
Payables with partners of JO and other agreements	146	2,967	92	6,203
Miscellaneous	-	1,884	-	1,512

	1,185	348,303	888	201,551

(1) For more information about related parties, see Note 37. 25. REVENUES
	For the nine-month period ended September 30,
	2022	2021
Sales of goods and services	1,703,049	912,261
Government incentives(1)	36,604	22,976
Turnover tax	(54,033)	(30,916)

	1,685,620	904,321

(1)	See Note 37.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

●	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	612,303	-	-	612,303
Gasolines	-	312,131	-	-	312,131
Natural Gas (1)	-	1,983	191,185	-	193,168
Crude Oil	-	5,436	-	-	5,436
Jet fuel	-	86,635	-	-	86,635
Lubricants and by-products	-	56,658	-	-	56,658
Liquefied Petroleum Gas	-	43,781	-	-	43,781
Fuel oil	-	19,798	-	-	19,798
Petrochemicals	-	46,122	-	-	46,122
Fertilizers and crop protection products	-	73,768	-	-	73,768
Flours, oils and grains	-	80,980	-	-	80,980
Asphalts	-	16,743	-	-	16,743
Goods for resale at gas stations	-	10,583	-	-	10,583
Income from services	-	-	-	13,727	13,727
Income from construction contracts	-	-	-	16,019	16,019
Virgin naphtha	-	19,594	-	-	19,594
Petroleum coke	-	36,370	-	-	36,370
LNG Regasification	-	-	4,379	-	4,379
Other goods and services	4,541	20,051	18,260	12,002	54,854

	4,541	1,442,936	213,824	41,748	1,703,049

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

	For the nine-month period ended September 30, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	301,520	-	-	301,520
Gasolines	-	182,116	-	-	182,116
Natural Gas (1)	-	1,078	122,306	-	123,384
Crude Oil	-	4,018	-	-	4,018
Jet fuel	-	18,368	-	-	18,368
Lubricants and by-products	-	36,234	-	-	36,234
Liquefied Petroleum Gas	-	28,521	-	-	28,521
Fuel oil	-	16,801	-	-	16,801
Petrochemicals	-	34,295	-	-	34,295
Fertilizers and crop protection products	-	34,557	-	-	34,557
Flours, oils and grains	-	47,554	-	-	47,554
Asphalts	-	7,816	-	-	7,816
Goods for resale at gas stations	-	4,613	-	-	4,613
Income from services	-	-	-	5,098	5,098
Income from construction contracts	-	-	-	9,336	9,336
Virgin naphtha	-	13,205	-	-	13,205
Petroleum coke	-	12,237	-	-	12,237
LNG Regasification	-	-	3,451	-	3,451
Other goods and services	5,019	9,405	6,668	8,045	29,137

	5,019	752,338	132,425	22,479	912,261

(1) Includes 139,869 and 92,242 corresponding to sales of natural gas produced by the Company for the nine-month period ended September 30, 2022 and 2021, respectively. Sales Channels

	For the nine-month period ended September 30, 2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	599,881	-	-	599,881
Power Plants	-	-	39,994	-	39,994
Distribution Companies	-	-	28,178	-	28,178
Retail distribution of natural gas	-	-	48,420	-	48,420
Industries, transport and aviation	-	350,694	74,593	-	425,287
Agriculture	-	254,759	-	-	254,759
Petrochemical industry	-	68,510	-	-	68,510
Trading	-	80,345	-	-	80,345
Oil Companies	-	61,794	-	-	61,794
Commercialization of LPG	-	14,852	-	-	14,852
Other sales channels	4,541	12,101	22,639	41,748	81,029

	4,541	1,442,936	213,824	41,748	1,703,049

	For the nine-month period ended September 30, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	326,869	-	-	326,869
Power Plants	-	12,266	33,474	-	45,740
Distribution Companies	-	-	20,456	-	20,456
Retail distribution of natural gas	-	-	29,162	-	29,162
Industries, transport and aviation	-	133,838	39,214	-	173,052
Agriculture	-	133,364	-	-	133,364
Petrochemical industry	-	46,659	-	-	46,659
Trading	-	39,260	-	-	39,260
Oil Companies	-	37,939	-	-	37,939
Commercialization of LPG	-	9,681	-	-	9,681
Other sales channels	5,019	12,462	10,119	22,479	50,079

	5,019	752,338	132,425	22,479	912,261

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

25.	REVENUES (cont.)

Target Market

Sales contracts in the domestic market resulted in 1,486,715 and 804,636 for the nine-month period ended September 30, 2022 and 2021, respectively.

Sales contracts in the international market resulted in 216,334 and 107,625 for the nine-month period ended September 30, 2022 and 2021, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Credits for contracts included in “Trade receivables”	9,044	238,128	11,942	136,751
Contract assets	-	184	-	1,360
Contract liabilities	-	37,362	-	13,329

Contract assets are mainly related to the work carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the nine-month period ended September 30, 2022 and 2021 the Group has recognized 11,693 and 5,849, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

26. COSTS

	For the nine-month period ended September 30,
	2022	2021
Inventories at beginning of year	153,927	100,137
Purchases	612,051	263,156
Production costs(1)	690,823	479,220
Translation effect	76,473	17,366
Adjustment for inflation(2)	2,348	945
Inventories at end of the period	(294,515)	(137,999)

	1,241,107	722,825

(1)	See Note 27.
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the peso as functional currency, which was charged to Other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

27.	EXPENSES BY NATURE

The Group presents the condensed interim consolidated financial statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month period ended September 30, 2022 and 2021:

	For the nine-month period ended September 30, 2022
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	74,476	19,180	10,487		755	104,898
Fees and compensation for services	3,779	16,818	3,287		47	23,931
Other personnel expenses	18,797	1,837	939		151	21,724
Taxes, charges and contributions	10,705	1,268	39,367	(1)	-	51,340
Royalties, easements and fees	92,816	-	177		299	93,292
Insurance	6,183	329	90		-	6,602
Rental of real estate and equipment	13,182	72	944		-	14,198
Survey expenses	-	-	-		1,769	1,769
Depreciation of property, plant and equipment	213,248	5,755	7,935		-	226,938
Amortization of intangible assets	2,577	1,680	38		-	4,295
Depreciation of right-of-use assets	17,767	10	1,133		-	18,910
Industrial inputs, consumable materials and supplies	40,095	279	882		15	41,271
Operation services and other service contracts	31,512	850	5,040		462	37,864
Preservation, repair and maintenance	108,493	2,513	3,060		104	114,170
Unproductive exploratory drillings	-	-	-		1,641	1,641
Transportation, products and charges	41,513	195	38,624		-	80,332
Provision for doubtful trade receivables	-	-	1,831		-	1,831
Publicity and advertising expenses	-	6,722	1,899		-	8,621
Fuel, gas, energy and miscellaneous	15,680	861	9,832		26	26,399

	690,823	58,369	125,565		5,269	880,026

(1)  Includes 27,058 corresponding to export withholdings.

(2)  Includes 466 corresponding to fees and remunerations of Directors and Statutory Auditors. On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 482 corresponding to fiscal year 2021 and to approve the sum of 706 as fees with respect to fees and remunerations for the fiscal year 2022.

(3)  The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 2,820.

	For the nine-month period ended September 30, 2021
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	36,580	10,075	5,730		508	52,893
Fees and compensation for services	3,109	9,326	1,685		10	14,130
Other personnel expenses	9,439	703	370		47	10,559
Taxes, charges and contributions	8,180	503	21,734	(1)	93	30,510
Royalties, easements and fees	56,418	-	53		118	56,589
Insurance	4,998	326	177		-	5,501
Rental of real estate and equipment	8,560	45	1,276		-	9,881
Survey expenses	-	-	-		303	303
Depreciation of property, plant and equipment	192,953	4,115	5,907		-	202,975
Amortization of intangible assets	2,698	749	38		-	3,485
Depreciation of right-of-use assets	13,258	11	805		-	14,074
Industrial inputs, consumable materials and supplies	25,568	191	469		7	26,235
Operation services and other service contracts	28,186	490	3,581		83	32,340
Preservation, repair and maintenance	55,326	1,366	1,546		4	58,242
Unproductive exploratory drillings	-	-	-		577	577
Transportation, products and charges	24,067	126	20,982		-	45,175
Provision for doubtful trade receivables	-	-	2,413		-	2,413
Publicity and advertising expenses	-	2,373	1,032		-	3,405
Fuel, gas, energy and miscellaneous	9,880	1,160	5,537		176	16,753

	479,220	31,559	73,335		1,926	586,040

(1)	Includes 15,091 corresponding to export withholdings.
(2)

Includes 308 corresponding to fees and remunerations of Directors and Statutory Auditors. On April 30, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 194 corresponding to fiscal year 2020 and to approve the sum of 463 as fees with respect to fees and remunerations for the fiscal year 2021.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,726.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

28.	OTHER NET OPERATING RESULTS

	For the nine-month period ended September 30,
	2022	2021
Result for sale of participation in areas	-	1,499	(1)
Result from sale of assets	-	5,549
Construction incentives	320	621	(2)
Lawsuits	(6,237)	(4,868)
Miscellaneous	932	154

	(4,985)	2,955

(1) See Note 34.b) to the annual consolidated financial statements. (2) See Note 37. 29. NET FINANCIAL RESULTS
	For the nine-month period ended September 30,
	2022	2021
Financial income
Interest income	29,750	12,768
Exchange differences	143,158	43,975
Financial accretion	224	292

Total financial income	173,132	57,035

Financial loss
Interest loss	(65,093)	(53,809)
Exchange differences	(98,160)	(26,385)
Financial accretion	(26,770)	(17,439)

Total financial costs	(190,023)	(97,633)

Other financial results
Results on financial assets at fair value with change in results	7,562	7,710
Results from derivative financial instruments	(835)	(666)
Result from net monetary position	22,100	8,583
Result from debt exchange	-	1,855	(1)

Total other financial results	28,827	17,482

Total net financial results	11,936	(23,116)

(1)  See Note 21 to the annual consolidated financial statements.

30. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2022 and December 31, 2021, and expenses for the nine-month period ended September 30, 2022 and 2021, of JO and other agreements in which the Group participates are as follows:

	September 30, 2022	December 31, 2021
Non-current assets(1)	580,069	358,863
Current assets	21,739	11,629

Total assets	601,808	370,492

Non-current liabilities	38,108	27,672
Current liabilities	64,160	36,564

Total liabilities	102,268	64,236

(1) It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.
	For the nine-month period ended September 30,
	2022	2021
Production cost	125,533	97,735
Exploration expenses	325	225

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

31.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of September 30, 2022, is 3,929 and 4 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2022, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: (i) mergers, (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, (iii) transfers of all the YPF’s production and exploration rights, (iv) the voluntary dissolution of YPF; and (v) change of corporate and/or tax address outside the Argentine Republic. Items (iii) and (iv) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 29, 2022 and approved the financial statements of YPF for the fiscal year ended December 31, 2021, and additionally, approved to partly absorb accumulated losses in retained earnings up to the net profit for the year as of December 31, 2021 for 257.

During the nine-month period ended September 30, 2022, the Company has repurchased 413,500 of its own shares issued for an amount of 847. During the nine-month period ended September 30, 2021, the Company has not repurchased its own shares.

32.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month period ended September 30,
	2022	2021
Net profit / (loss)	211,586	(24,583)
Average number of shares outstanding	393,102,114	392,719,300
Basic and diluted earnings per share	538.25	(62.60)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13) to the annual consolidated financial statements.

33.	ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 32 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2022 are described below:

Claim of the Liquidating Trust

On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against YPF, the other companies of the Group that are part of the Claim and Repsol. That motion did not request the entry of a monetary judgment at this time, acknowledging that certain issues should be resolved at trial.

The expert discovery process concluded on April 8, 2022. On April 27, 2022, YPF together with the other companies of the Group that are part of the Claim and Repsol filed their motions for the opening of summary judgment as well as the respective objections to the motion for summary judgment filed by the Liquidating Trust.

On May 3, 2022, a hearing was held before the Federal Court of Appeals for the Third Circuit for the presentation of oral arguments on the appeal against the dismissal of the motion to disqualify. On September 9, 2022, the Federal Court of Appeals for the Third Circuit affirmed the Bankruptcy Court’s decision rejecting the motion to disqualify.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

On June 13, 2022, a hearing was held before the Bankruptcy Court for the presentation of the oral arguments related to motions for summary judgment. On June 22, 2022, the Bankruptcy Court rejected the motion for summary judgment filed by the Liquidating Trust stating, among other considerations, that there are relevant matters of fact in dispute that should be settled at the trial stage. The Bankruptcy Court also partially granted summary judgment in favor of YPF and the other Companies of the Group that are parties to the Claim, rejecting the “all liabilities” theory (responsibility for all Maxus liabilities and contingencies) proposed by the Liquidating Trust in relation to the claimed alter ego damages. Upon rejecting the “all liabilities” theory proposed by the Liquidating Trust, the Bankruptcy Court concurred with YPF and the other Companies of the Group that are parties to the Claim that the damages claimed by alter ego require evidence of causality, and, therefore, the Liquidating Trust will have to prove that the damages claimed were caused by the purported alter ego behavior. The Bankruptcy Court also stated that the liability for the alleged alter ego behavior of YPF, the other Companies of the Group that are parties to the Claim, and Repsol is an issue that has to be first settled at the trial stage before the amount of damages, if any, can be analyzed.

On September 30, 2022, the Bankruptcy Court confirmed the dates proposed by the parties for trial, which is scheduled to occur in two blocks, the first to be held from March 6 to March 21, 2023, and the second to be held from April 13 to April 27, 2023.

As the process moves forward, and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue analyzing the status of the case and its potential impact on the Group’s results and financial position. The Company, together with the other companies of the Group that are part of the Claim, will continue defending itself in compliance with applicable legal procedures and available defenses.

34.	CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

34.b.1) Environmental claims

During the nine-month period ended September 30, 2022, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

34.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2022 are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argue that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic, and claim total damages of US$ 15,900 million, comprised of US$ 8,400 million in direct damages and US$ 7,500 million in ancillary claims and pre-judgment interest calculated through September 24, 2021. Plaintiffs also purport to reserve the right to seek higher damages at trial if summary judgment is denied, which could substantially increase the damages claimed. In their opening briefs, YPF and the Republic each argues that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. See Note 33.b.2) to our consolidated annual financial statements for a description of the damages expert report submitted by YPF and the Republic on December 3, 2021, which disputes the assumptions and methodology on which plaintiffs’ damages calculations are based as not supported by the facts or applicable law. The parties filed opposition and reply briefs on May 26 and June 23, 2022, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	CONTINGENT ASSETS AND LIABILITIES (cont.)

As of June 23, 2022, the parties’ motions for summary judgment were fully submitted for decision by the District Court. Although the parties have asked the District Court to hold a hearing at which they can present oral argument in support of their respective motions, whether or not to permit such argument before deciding the motions is within the District Court’s discretion. As of the date of these condensed interim consolidated financial statements, the District Court has not yet ruled on the parties’ requests for oral argument.

According to the latest schedule approved by the District Court, if a trial is necessary after its ruling on the parties’ summary judgment motions, and subject to the District Court’s schedule and other immovable conflicts, trial will begin 115 days after said Court issues its summary judgment ruling. The procedural schedule may be extended or modified by order of the District Court.

As the process moves forward, taking into account the complexity of the claims and the evidence that the parties may present, the Company will continue to reassess the status of the litigation and its potential impact on the results and financial situation of the Group. The Company will continue to defend itself in accordance with the applicable legal procedures and available defenses.

35.	CONTRACTUAL COMMITMENTS

35.a) Extension of concessions and exploration permits

The most significant exploitation concessions and exploration permits that took place in the year ended December 31, 2021 are described in Note 34.a) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2022 are described below:

Offshore exploration permits

On April 20, 2022, by SE Resolution No. 250/2022 Equinor Argentina AS (Argentina Branch) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over CAN 114 area.

On April 22, 2022, by SE Resolution No 267/2022, Total Austral S.A. (Argentine Branch), Equinor Argentina AS (Argentina Branch) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over MLO 123 area.

On May 4, 2022, by SE Resolution No. 321/2022 Equinor Argentina AS (Argentina Branch) and YPF obtained a 1-year extension of the first exploratory period of the exploration permit awarded over CAN 102 area.

Cerro Manrique Exploration Permit

On July 12, 2022, by Decree No. 793/2022 issued by the Executive Power of the Province of Río Negro granted YPF access to a second exploratory period in the Cerro Manrique area for a term of two years.

Letter of Intent with the Province of Santa Cruz

In 2012, YPF entered into a Memorandum of Agreement with the Province of Santa Cruz, approved by Provincial Law No. 3,295, which extended the exploitation concession terms of certain areas by 25 years from the expiration of their original terms, under which YPF undertook to execute an investment plan in such concessions.

On August 1, 2022, YPF signed a Letter of Intent with the Province of Santa Cruz under which, among other things, the following was agreed: (i) to modify the schedule and allocation of certain outstanding investments under the Memorandum of Agreement; (ii) to recognize an indemnification amount of US$ 10.23 million in favor of the Province to be applied to social investment projects agreed between YPF and the Province; (iii) to increase the investment plan undertaken by YPF under the Memorandum of Agreement in US$ 100 million; and (iv) to a apply a maximum royalty of 7.5% to production from tertiary recovery projects that were submitted to the Province. On September 27, 2022, Law No. 3,802 was published in the BO of the Province of Santa Cruz, whereby the Letter of Intent was approved by the Legislature of the Province.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	CONTRACTUAL COMMITMENTS (cont.)

35.b) Project investment and assignment agreements

The most relevant project investment and assignment agreements are described in Note 34.b) to the annual consolidated financial statements. During the nine-month period ended September 30, 2022, there were no significant events and transactions.

36.	MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the nine-month period ended September 30, 2022, there were no significant updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the Downstream segment

During the nine-month period ended September 30, 2022, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

36.c) Regulations applicable to the Gas and Power segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the nine-month period ended September 30, 2022, are described below:

•	Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On June 1, 2022, ENARGAS Resolution No. 214/2022 was published in the BO, approving the tariff schemes to be applied by Metrogas, which incorporate the new natural gas prices at the PIST applicable as from June 1, 2022, approved by SE Resolution No. 403/2022.

36.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the nine-month period ended September 30, 2022 are described below:

•	Incentive programs for natural gas production

Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme (“2023-2028 GasAr Plan”)

On November 4, 2022, Decree No. 730/2022 was published in the BO, which approved the “2023-2028 Plan for Reinsurance and Promotion of Federal Hydrocarbon Production, Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country”, which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and users, ensuring free price formation and price transparency under this Plan, in compliance with Law No. 24,076, for a term that will extend until 2028, included, and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.

In addition, the Plan modifies the scheme for granting natural gas export licenses, establishing export quotas to be assigned to participating producers in relation to two criteria: (i) the share of export license holders in the total volume and (ii) higher discount in volume-weighted price. However, no export license holder may export in each period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan, whichever is lower, in compliance with the respective regulations.

•

Foreign Currency Access Regime for Incremental Oil Production (“RADPIP” by its acronym in Spanish) and Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, by its acronym in Spanish) – Decree No. 277/2022

On May 26, 2022, the Argentine Government issued Decree No. 277/2022, creating the RADPIP and RADPIGN regimes. In order to obtain the benefits under these regimes, companies must: (i) be registered with the Register of Oil Companies and be holders of hydrocarbon exploitation concessions; (ii) adhere to these regimes under the terms established by the SE; (iii) obtain an incremental production under the terms defined in the Decree; and (iv) comply with the Regime for Promotion of Employment, Work and Development of Regional and National Providers of the Hydrocarbon Industry.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	MAIN REGULATIONS (cont.)

Beneficiaries of RADPIP and RADPIGN will have access to foreign exchange currencies on the Exchange Market for the payment of principal and interest on foreign trade and financial liabilities, including liabilities with non-resident related companies and/or profits and dividends. Such access to the Exchange Market will be for a percentage of the incremental production, as specified under the Decree and its corresponding regulation. Access to the Foreign Exchange Market will not be subject to prior approval by the BCRA.

•	Incentive Programs for the Production of Conventional Hydrocarbons

Provincial Stimulus Program – Province of Mendoza

As of the issuance date of these condensed interim consolidated financial statements, the proposals for Program I, which involve projects in Barrancas, Vizcacheras and Loma Alta Sur areas, were approved.

Provincial Stimulus Program – Province of Neuquén

Under the Provincial Hydrocarbon Reactivation Program, YPF has executed agreements with the Province of Neuquén to obtain the benefits of this Program, which involve projects in the Octógono Fiscal and Al Norte de la Dorsal areas.

Provincial Situmuls Program – Province of Chubut

Under the Hydrocarbon Industry Promotion Program, YPF submitted projects comprising the areas known as Manantiales Behr, Campamento Central - Cañadón Pérdido, Restinga Alí and El Trébol.

As of the issuance date of these condensed interim consolidated financial statements, the Province of Chubut has granted a 50% royalty rate reduction for a 10-year term applicable to: (i) incremental production from the Polymer Injection Pilot in El Trébol area, reducing the royalty rate to 6% for this type of production, decided by Decree No. 166/2022, and (ii) The Offshore Primary Develeopment Project (Proyecto Desarrollo Primaria Costa Afuera) in Restinga Alí area, decided by Decree No. 184/2022, reducing the royalty rate to 6% for oil production obatined from up to 6 wells in such area.

36.e) Tax Regulations

Updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements for the nine-month period ended September 30, 2022 are described below:

•	Tax on Fuels

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On June 16, 2022; Decree No. 329/2022 was published in the BO, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay in taxes on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such taxes. The RIAIC will be applicable to diesel imports and crude transfers from June 16 to August 16, 2022, that meet certain requirements established in said Decree and its corresponding regulation and may be extended for two additional months by the enforcement authority.

•	Income Tax

Income tax pre-payment for taxpayers with extraordinary income

On August 16, 2022, AFIP General Resolution No. 5,248/2022 was published in the BO. This Resolution established a one-time extrardinary pre-payment on account of income tax applicable to companies meeting one of the following conditions in fiscal year 2021 or 2022: (i) the amount of income tax determined is equal to or or higher than 100 million pesos; and/or (ii) the taxable income, before any tax loss carryforwards is equal to or higher than 300 million pesos. This pre-payment is determined as follows: (i) for taxpayers whose pre-payments calculated under the general mechanism are higher than 0 pesos, 25% of the base pre-payment already being applied; and (ii) for remaining taxpayers, 15% of taxable income before tax losses.

36.f) Custom Regulations

During the nine-month period ended September 30, 2022, there were no significant updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	MAIN REGULATIONS (cont.)

36.g) BCRA Regulations

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the nine-month period ended September 30, 2022 are described below:

Communication “A” 7,532

On June 27, 2022, the BCRA established:

-

A new additional term of up to 10 calendar days for the settlement of foreign currencies on account of advances, pre-financings and post-financings from abroad. Currencies shall be settled within 5 business days from the collection or disbursement date in compliance with Foreign Trade and Exchange Regulations. Additionally, under Communication “A” 7,570, and subject to compliance with several conditions, the BCRA established the possibility to extend the term to 180 days to settle this kind of transactions.

-	The possibility of an early repayment of local financing in foreign currency provided it takes place upon the inflow of funds from a new refinancing of exports from abroad.

-

The possibility of early repayment of debt securities registered in Argentina denominated and paid-in in foreign currency provided it takes place upon the inflow of funds from a new foreign financial indebtedness and/or the settlement of a debt security registered in Argentina denominated and paid-in in foreign currency.

Communication “A” 7,552

On July 21, 2022, the BCRA added new requirements to obtain access to the Foreign Exchange Market without prior consent, which include submitting a sworn statement declaring:

-

That all holdings in foreign currency in the country are deposited in a local bank account, that no available liquid foreign assets are owned and that no certificates of Argentine deposits representing foreign shares jointly exceeding US$ 100,000 are held. Holdings in excess of such amount should be settled by August 19, 2022, included.

-	That the following transactions were not carried out within 90 days prior to accessing to the Foreign Exchange Market, and that they will not be carried out within 90 days thereafter:

i.	Sales in the country of securities with settlement in foreign currency;

ii.	Exchange of securities for foreign assets issued by residents;

iii.	Transfer of securities to foreign entities;

iv.	Acquisition of securities in the country issued by non-residents with settlement in pesos;

v.	Acquisition of certificates of Argentine deposits representing foreign shares;

vi.	Acquisition of securities representing private debt issued in a foreign jurisdiction;

vii.	Delivery of funds in local currency or other local assets (except funds in foreign currency deposited with local financial institutions) to directly or indirectly receive, in consideration therefor, foreign assets, crypto-assets or securities deposited abroad.

Communication “A” 7,622

On October 13, 2022, the BCRA modified the system for the filing of sworn statements required for access to the Foreign Exchange Market for the purpose of paying imports of goods and services, by changing the documentation required, the authorization process and the exemptions existing as of such date.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	MAIN REGULATIONS (cont.)

36.h) CNV Regulatory Framework

General Resolution No. 622/2013

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 c. of Title VII, Chapter II of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of September 30, 2022, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 73. Additionally, the balancing entry requirement established in Section 15 of the aforementioned regulations does not apply to the Company.

General Resolutions No. 629/2014 and No. 813/2019

Due to General Resolutions No. 629/2014 and No. 813/2019, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	Addoc. Administración de Documentos S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

-	Custodia Archivos del Comahue S.A. - Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquen.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

General Resolution No. 941/2022

On October 28, 2022, General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the local legal currency, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them. The Group is evaluating the effects of this regulation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of September 30, 2022:

	September 30, 2022
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	579	2,189	-	6,136	21
Profertil	8	1,450	-	5,098	-
MEGA	-	7,722	-	737	-
Refinor	-	1,042	-	111	-
OLCLP	35	-	-	323	-
Sustentator S.A.	221	-	-	1	-
CT Barragán	-	-	-	-	-

	843	12,403	-	12,406	21

Associates:
CDS	-	1	-	-	-
YPF Gas	158	1,760	-	521	-
Oldelval	150	3	-	681	-
Termap	-	-	-	242	-
OTA	1	-	-	30	-
GPA	-	-	-	637	-
Oiltanking	-	1	-	783	-
Gas Austral S.A.	-	69	-	2	-

	309	1,834	-	2,896	-

	1,152	14,237	-	15,302	21

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2021:

	December 31, 2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	385	1,277	803	3,375	74
Profertil	19	1,146	-	884	-
MEGA	-	4,397	-	572	-
Refinor	-	1,949	-	64	-
OLCLP	31	-	-	164	-
Sustentator S.A.	-	-	-	5	-
CT Barragán	-	-	-	-	-

	435	8,769	803	5,064	74

Associates:
CDS	-	1	-	-	-
YPF Gas	114	749	-	220	-
Oldelval	-	2	-	366	-
Termap	-	-	-	139	-
OTA	14	-	-	11	-
GPA	-	-	-	310	-
Oiltanking	-	1	-	209	-
Gas Austral S.A.	-	42	-	-	-

	128	795	-	1,255	-

	563	9,564	803	6,319	74

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the transactions with associates and joint ventures for the nine-month period ended September 30, 2022 and 2021:

	For the nine-month period ended September 30,
	2022			2021
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	3,568	11,636	-	4,868	7,052	-
Profertil	7,511	21,812	-	3,511	7,929	-
MEGA	24,173	394	12	15,062	954	-
Refinor	13,645	3,125	1	8,142	935	-
OLCLP	119	944	-	70	557	-
Sustentator S.A.	-	2	-	-	13	-
CT Barragán	6	-	-	-	-	-

	49,022	37,913	13	31,653	17,440	-

Associates:
CDS	1	-	-	354	-	(71)
YPF Gas	7,759	894	2	4,163	464	-
Oldelval	48	4,476	1	11	2,487	-
Termap	-	1,737	-	-	1,356	-
OTA	2	309	-	2	132	-
GPA	-	1,716	-	-	1,289	-
Oiltanking	7	2,711	-	5	1,760	-
Gas Austral S.A.	470	2	-	353	3	-

	8,287	11,845	3	4,888	7,491	(71)

	57,309	49,758	16	36,541	24,931	(71)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		September 30, 2022	December 31, 2021	For the nine-month period ended September 30,
Customers / Suppliers	Ref.			2022	2021
SGE	(1) (18)	18	1,610	-	2,618
SGE	(2) (18)	18,141	4,397	22,540	14,697
SGE	(3) (18)	1,434	472	1,580	615
SGE	(4) (18)	167	188	-	-
SGE	(5) (18)	832	131	975	635
SGE	(6) (18)	6,813	6,775	-	-
Ministry of Transport	(7) (18)	837	918	4,765	4,411
AFIP	(8) (18)	6,744	-	6,744	-
Secretary of Industry	(9) (18)	320	-	320	621
CAMMESA	(10)	14,821	12,779	39,656	42,952
CAMMESA	(11)	(262)	(1,173)	(2,426)	(5,958)
ENARSA	(12)	16,489	8,970	15,066	10,455
ENARSA	(13)	(11,734)	(7,866)	(4,640)	(3,074)
Aerolíneas Argentinas S.A.	(14)	15,849	2,618	36,939	6,717
Aerolíneas Argentinas S.A.	(15)	-	-	-	(133)
Agua y Saneamientos Argentinos S.A.	(16)	1,678	1,754	-	3,121
Ministry of Work, Employment and Social Security and AFIP	(17)	-	-	-	230

(1)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(2)	Benefits for the Plan for the Promotion of Argentine Natural Gas Production (“GasAr Plan).
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. See Note 35.c.1) to the annual consolidated financial statements.

(7)	The compensation for providing diesel to public transport of passengers at a differential price.
(8)	Benefits of the RIAIC.
(9)	Incentive for domestic manufacturing of capital goods for the benefit of AESA.
(10)	The provision of fuel oil and natural gas.
(11)	Purchases of energy.
(12)	Sale of natural gas, LNG and provision of regasification service of LNG.
(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel.
(15)	Purchase of miles for YPF Serviclub Program.
(16)	Sale of assets held for disposal.
(17)	Income recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA.
(18)	Income recognized under the guidelines of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”.

Additionally, the Group has entered into certain financing, investing and insurance transactions with entities related to the national public sector.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with change in results, and Treasury Bills and Bonds identified as investments in financial assets at amortized cost. See Note 15.

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month period ended September 30, 2022 and 2021, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 40,792 and 30,455, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2022 and December 31, 2021 amounts to 5,161 and 3,004, respectively. See Note 36 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the nine-month period ended September 30, 2022 and 2021:

	For the nine-month period ended September 30,
	2022	2021
Short-term employee benefits(1)	1,480	835
Share-based benefits	105	72
Post-retirement benefits	62	53
Termination benefits	926	154

	2,573	1,114

(1)	Does not include Social Security contributions of 347 and 210 for the nine-month period ended September 30, 2022 and 2021, respectively.

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10) to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 423 and 185 for the nine-month period ended September 30, 2022 and 2021, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs was 10,022 and 4,573 for the nine-month period ended September 30, 2022 and 2021, respectively.

Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 574 and 292 for the nine-month period ended September 30, 2022 and 2021, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

39.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2022				December 31, 2021
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	22		147.12	3,182	27		102.52	2,771
Bolivian peso	7		21.14	147	7		14.73	103
Trade receivables
U.S. dollar	-	(2)	147.12	25	28		102.52	2,836
Investments in financial assets
U.S. dollar	201		147.12	29,616	25		102.52	2,534

Total non-current assets				32,970				8,244

Current assets
Other receivables
U.S. dollar	249		147.12	36,601	267		102.52	27,403
Euro	3		143.96	378	-	(2)	115.89	43
Real	11		27.23	300	13		18.39	239
Chilean peso	14,845		0.15	2,227	9,733		0.12	1,168
Bolivian peso	14		21.14	294	14		14.73	205
Pound sterling	-	(2)	164.33	79	-		-	-
Trade receivables
U.S. dollar	633		147.12	93,091	552		102.52	56,589
Chilean peso	21,126		0.15	3,169	11,825		0.12	1,419
Euro	-	(2)	143.96	1	-	(2)	115.89	1
Real	55		27.23	1,498	54		18.39	993
Investments in financial assets
U.S. dollar	231		147.12	34,027	342		102.52	35,063
Cash and cash equivalents
U.S. dollar	270		147.12	39,785	175		102.52	17,952
Chilean peso	1,336		0.15	200	1,017		0.12	122
Bolivian peso	-		-	-	7		14.73	105
Real	7		27.23	191	18		18.39	331

Total current assets				211,841				141,633

Total assets				244,811				149,877

Non-current liabilities
Provisions
U.S. dollar	2,441		147.32	359,644	2,315		102.72	237,848
Real	10		27.23	272	10		18.39	184
Lease liabilities
U.S. dollar	247		147.32	36,316	276		102.72	28,335
Loans
U.S. dollar	6,007		147.32	884,930	6,321		102.72	649,260
Real	15		27.23	408	23		18.39	423
Other liabilities
U.S. dollar	8		147.32	1,239	9		102.72	968
Accounts payable
U.S. dollar	4		147.32	623	4		102.72	399

Total non-current liabilities				1,283,432				917,417

Current liabilities
Provisions
U.S. dollar	119		147.32	17,550	120		102.72	12,360
Income tax
Real	2		27.23	54	2		18.39	37
Taxes payable
Bolivian peso	14		21.17	295	21		14.76	316
Chilean peso	5,442		0.15	816	3,360		0.12	403
Real	8		27.23	218	10		18.39	184
Salaries and social security
U.S. dollar	10		147.32	1,478	10		102.72	990
Chilean peso	381		0.15	57	430		0.12	52
Real	1		27.23	27	1		18.39	18
Lease liabilities
U.S. dollar	275		147.32	40,447	266		102.72	27,277
Loans
U.S. dollar	817		147.32	120,309	698		102.72	71,674
Chilean peso	2,539		0.15	381	2,950		0.12	354
Real	50		27.23	1,362	51		18.39	938
Other liabilities
U.S. dollar	10		147.32	1,492	34		102.72	3,468
Accounts payable
U.S. dollar	1,076		147.32	158,496	846		102.72	86,878
Euro	23		144.52	3,383	20		116.37	2,280
Chilean peso	3,841		0.15	576	3,379		0.12	405
Pound sterling	-	(2)	164.33	45	1		138.54	80
Yen	149		1.02	152	164		0.89	146
Swiss franc	-	(2)	149.70	54	1		112.40	84
Real	36		27.23	988	42		18.39	777

Total current liabilities				348,180				208,721

Total liabilities				1,631,612				1,126,138

(1)	Exchange rate in force at September 30, 2022 and December 31, 2021 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

40.	SUBSEQUENT EVENTS

As of the date of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of September 30, 2022, should have been considered in such financial statements under IFRS.

PABLO GERARDO GONZÁLEZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 16, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer